UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-38813

Maase Inc.

12F, Block B, Longhu Xicheng Tianjie
No. 399 Huazhaobi Xishun Street, Jinniu District, Chengdu
Sichuan Province, People’s Republic of China
Tel: +86-028-86762596

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Share transfer of Puyi Holdings (Hong Kong) Limited

On September 12, 2025, Puyi Group Limited (“Puyi Group” or the “Seller”), a subsidiary of Maase Inc. (“the Company”), a business company incorporated under the laws of the British Virgin Islands, has entered into a Shares Sales and Purchases Agreement (the “Agreement”) with Echoes Group Ltd (“Echoes Group” or the “Buyer”), a third-party business company incorporated under the laws of the British Virgin Islands.

Pursuant to the terms of the Agreement, Puyi Group shall transfer 100% of the equity interests in its wholly-owned subsidiary, Puyi Holdings (Hong Kong) Limited (“Puyi HK”), a business company incorporated under the laws of Hong Kong, as well as all equity interests in subsidiaries directly or contractually controlled by Puyi HK. This transaction is a cash transaction with a total consideration of RMB70,000,000 and does not constitute a related party transaction.

This transaction has been approved by the Company’s board of directors and is expected to be completed by the end of September 2025. Upon completion of the transaction, the Company will cease all fund product distribution operations.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 6-K and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit Number	Description
10.1	Shares Sales and Purchases Agreement dated September 12, 2025, by and between Echoes Group Ltd and Puyi Group Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maase Inc.
Date: September 18, 2025
	By:	/s/ Zhou Min
		Name:	Zhou Min
		Title:	Vice-Chairperson of the Board, Chief Executive Officer

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